Exhibit 99-1.

REPORT ON MATERIAL INFORMATION

“DELISTING OF ISSUER’S SECURITIES”

1.	General Information

1.1.	Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.
1.2.	Issuer’s short proprietary name: OJSC Rostelecom.
1.3.	Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.
1.4.	State Registration Number (OGRN): 1027700198767.
1.5.	Taxpayer’s Identification Number (TIN): 7707049388.
1.6.	Issuer’s unique code assigned by registration authority: 00124-A.
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/en/icenter/reports/.
1.8.	Periodical print used by the Issuer to disclose report on material information: not applicable.

2.	Material Information

2.1.	Full proprietary name of the stock exchange: Not-for-profit partnership “Russian Trading System “Stock Exchange”.
2.2.

Type and category of delisted securities of the Issuer: registered paperless ordinary shares (state registration number: 1-01-00124-А as of September 9, 2003) and registered paperless preferred shares (state registration number: 2-01-00124-А as of September 9, 2003) of OJSC Rostelecom.

2.3.

Under the decision of President of Not-for-profit partnership “Russian Trading System “Stock Exchange” dated December 29, 2006 registered paperless ordinary shares of OJSC Rostelecom were removed from the Quotation list A1 and registered paperless preferred shares of OJSC Rostelecom were removed from the Quotation list A2.

3.	Signature

3.1.	First Deputy General Director — Finance Director	s/s	Andrei A. Gaiduk
3.2.	Date: January 9, 2007.